Proposal of By-Laws Reform to be Presented at Ecopetrol S.A. Shareholders Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that at the ordinary meeting of the General Shareholders Meeting to be held March 21, 2013, the company will present a proposal to modify the By-Laws, which consists of granting the Board of Directors the ability to authorize the issuance and placement of the Corporation's non-convertible bonds as well as other debt instruments or securities, and to regulate and approve the respective prospectuses. The foregoing with the objective of expediting the approval process whenever the company requires bonds as a source of financing.

The reform would modify the following two articles of the By-Laws of Ecopetrol S.A:

i.	Article Eighteen, literal g) - Duties of the General Shareholders Meeting.

ii.	Article Twenty-Six, numbers 12, 29 and 30 of the Board of Directors' Duties.

For further information, please see the text of the proposal at Ecopetrol S.A.'s website (www.ecopetrol.com.co).

Bogota D.C., February 22, 2013

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co